The Rock.com Group, Inc. and Subsidiaries

Consolidated Financial Statements and Independent Accountant's Review Report

December 31, 2016 and 2015

The Rock.com Group, Inc. and Subsidiaries

TABLE OF CONTENTS



To the Stockholders of
The Rock.com Group, Inc.
Laguna Hills, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying consolidated financial statements of The Rock.com Group, Inc. (the "Company"), which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in stockholders' equity (deficiency), and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
June 1, 2017

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

The Rock.com Group, Inc. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and equivalents	$ 102,536	$ 75,322
Cash and equivalents - restricted	10,673	12,181
Accounts receivable	742	5,544
Inventory	308,480	281,123
Prepaid expense	9,407	5,281
Deposits	3,810	3,810
Other current assets	6,225	2,719
Total Current Assets	441,873	385,980
Web Domains, net	31,319	34,529
TOTAL ASSETS	$ 473,192	$ 420,509
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 167,192	$ 144,522
Trade financing arrangements, short-term	251,568	143,460
Accrued liabilities	47,480	29,078
Total Current Liabilities	466,240	317,060
Non-Current Liabilities:		
Trade financing arrangements, long-term	3,283	-
Notes payable	283,363	283,363
Total Non-Current Liabilities	286,646	283,363
Total Liabilities	752,886	600,423
Stockholders' Equity (Deficiency):		
Common Stock, Class A, 20,000,000 shares authorized, $0.00001 par, 12,639,724 and 12,639,724 shares issued and outstanding as of December 31, 2016 and 2015, resepectively	127	127
Common Stock, Class B, 40,000,000 shares authorized, $0.00001 par, 4,700,386 and 3,595,511 shares issued and outstanding as of December 31, 2016 and 2015, respectively	47	36
Additional Paid-In Capital	1,400,781	1,369,256
Accumulated Deficit	(1,680,649)	(1,549,333)
Total Stockholders' Equity (Deficiency)	(279,694)	(179,914)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$ 473,192	$ 420,509

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

The Rock.com Group, Inc. and Subsidiaries
Consolidated Statements of Operations
For the years ended December 31, 2016 and 2015

	2016	2015
Revenues:		
Sales revenues, net	$ 974,760	$ 608,287
Subscription revenues, net	31,201	27,007
Advertising revenues, net	22,057	26,188
Total Revenues	1,028,018	661,482
Cost of goods sold	(531,446)	(354,047)
Gross Margin	496,572	307,435
Operating Expenses:		
Sales and marketing	235,050	155,834
General and administrative	173,106	114,667
Compensation and benefits	189,154	159,715
Amortization expense	3,210	5,544
Total Operating Expenses	600,520	435,760
Loss from operations	(103,948)	(128,325)
Other Expenses:		
Interest expense	(27,368)	(24,839)
Total Other Expenses	(27,368)	(24,839)
Net Loss	$ (131,316)	$ (153,164)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

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The Rock.com Group, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity (Deficiency)
For the years ended December 31, 2016 and 2015

	Common Stock - Class A		Common Stock - Class B		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficiency)
	Number of Shares	Amount	Number of Shares	Amount			
Balance, December 31, 2014	12,639,724	$ 127	2,703,091	$ 27	$ 1,343,655	$ (1,396,169)	$ (52,360)
Class B stock issuances			892,420	9	25,601		25,610
Net income						(153,164)	(153,164)
Balance, December 31, 2015	12,639,724	$ 127	3,595,511	$ 36	$ 1,369,256	$ (1,549,333)	$ (179,914)
Class B stock issuances			1,104,875	11	31,525		31,536
Net income						(131,316)	(131,316)
Balance, December 31, 2016	12,639,724	$ 127	4,700,386	$ 47	$ 1,400,781	$ (1,680,649)	$ (279,694)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

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The Rock.com Group, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows From Operating Activities		
Net Loss	$ (131,316)	$ (153,164)
Adjustments to reconcile net loss to net cash used		
in operating activities:		
Stock-based compensation	28,325	25,610
Trade financing costs, non-cash interest expense	3,211	-
Depreciation and amortization	3,210	(5,544)
Changes in operating assets and liabilities		
(Increase)/decrease in restricted cash and equivalents	1,508	(12,181)
(Increase)/decrease in receivables	4,802	(5,544)
(Increase)/decrease in inventory	(27,357)	(58,176)
(Increase)/decrease in prepaid expense	(4,126)	(3,782)
(Increase)/decrease in other assets	(3,506)	(2,829)
Increase/(decrease) in payables and accrued expenses	41,072	21,738
Net Cash Used In Operating Activities	(84,177)	(193,872)
Cash Flows From Investing Activities		
Domain purchase costs	-	11,088
Net Cash Provided by (Used In) Investing Activities	-	11,088
Cash Flows From Financing Activities		
Alternative trade financing proceeds, net of repayments	111,391	143,460
Net Cash Provided By Financing Activities	111,391	143,460
Net Change In Cash	27,214	(39,324)
Cash at Beginning of Period	75,322	114,646
Cash at End of Period	$ 102,536	$ 75,322
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 24,157	$ 22,248

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these consolidated financial statements.

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The Rock.com Group, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements
As of December 31, 2016 and 2015 and for the years then ended

Note 1. Nature of Operations

The Rock.com Group, Inc. (the "Company"), is a corporation formed under the laws of Delaware on April 30, 2009. The Company has two wholly-owned subsidiaries – OfficialMerchandise.com, LLC and Rock.com, Inc. OfficialMerchandise.com, LLC is a California limited liability company organized on January 26, 2007. Rock.com, Inc. is a Delaware corporation formed on February 27, 2001. The Company's primary business is online sales of fan-oriented licensed merchandise, such as apparel, accessories, and home decor items. The Company also generated ancillary revenue from email services and subdomain licensing, with subdomain licensing services discontinued in April 2017.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of The Rock.com Group, Inc. as well as its subsidiaries required to be consolidated under accounting principles generally accepted in the United States of America ("GAAP"). Significant intercompany accounts and transactions have been eliminated upon consolidation.

Basis of Presentation

The consolidated financial statements are presented using the accrual basis of accounting and conform to the accounting principles generally accepted in the United States of America ("GAAP"). Therefore, revenues are recognized when earned and expenses are recognized when incurred.

The Company has adopted the calendar year-end for its fiscal year-end.

Management's Estimates

Preparing the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue when the earnings process is complete. This generally occurs when products are shipped to the customer in accordance with the sales agreement or purchase order, ownership and risk of loss pass to the customer, collectability is reasonably assured, and pricing is fixed or determinable. The Company's shipping terms are generally F.O.B. shipping point, where title is transferred and revenue is recognized when the products are shipped to customers. The Company typically collects revenue upon sale and recognizes the revenue when the item has shipped. Orders that have been placed and paid as of year-end but have not been shipped are recorded to deferred revenue. Sales tax is collected on applicable sales and these taxes are recorded as a liability until remittance. The Company estimates returns based on its historic results and return policy in place at the sale date, and records an allowance against revenues for this estimate when necessary.

The Rock.com Group, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2016 and 2015 and for the years then ended

Non-Controlling Interests

In accordance with the guidance under Topic 810, *Noncontrolling Interests*, in consolidated financial statements, references to net income and stockholders' equity attributable to the Company do not include non-controlling interests, which are reported separately. As of December 31, 2016, the Company's subsidiaries were wholly-owned and therefore were not subject to non-controlling interests.

Cash and Equivalents

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2016 and 2015, the Company carried receivables of $742 and $5,544 and no allowances against such.

Inventory

Inventory is stated at the lower of cost (first-in, first-out) or net realizable value (market) in accordance with Topic 330, *Inventory*. Cost is computed using standard cost, which approximates actual cost. The Company applies net realizable value and obsolescence to the gross value of the inventory. The Company estimates net realizable value based on estimated selling price less further costs to completion and disposal. The Company impairs slow-moving products by comparing inventories on hand to projected demand. When impairments are established, a new cost basis of the inventory is created.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. As of December 31, 2016 and 2015, the Company held no property and equipment and therefore recognized no depreciation expense.

Fair Value Measurements

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to

The Rock.com Group, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2016 and 2015 and for the years then ended

unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Web Domains

The Company's web domain assets are recorded at the acquisition cost and are amortized on a straight-line basis over the years expected to be benefited, which the Company has estimated as a 15-year useful life.

Federal Income Taxes

Topic 740-10, *Accounting for Uncertainty in Income Taxes,* clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. Topic 740-10 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. For the years ended December 31, 2016 and 2015, no uncertain tax positions were identified. The Company recognizes tax related interest and penalties, if any, as a component of income tax expense.

The federal tax returns are subject to examination by the Internal Revenue Service, generally for three years after they are filed. State tax returns are subject to examination generally for five years after they are filed.

The Company consolidates all wholly-owned subsidiaries into its annual tax return, resulting in no separate assets or liabilities for the subsidiaries.

Recent Accounting Pronouncements

In July 2015, the FASB issued ASU 2015-11, *Simplifying the Measurement of Inventory*, which requires entities to compare the cost of inventory to only one measure, its net realizable value, and not the three measures required by Topic 330. This ASU is effective for fiscal reporting periods beginning after December 15, 2016, but earlier application is permitted. The Company has elected to early

The Rock.com Group, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2016 and 2015 and for the years then ended

adopt the ASU and has applied the provisions of the ASU to the consolidated financial statements for the years ended December 31, 2016 and 2015.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Note 3. Related Parties

A major stockholder holding a 14.9% and 12.0% stake in the Company as of December 31, 2016 and 2015, respectively, has extended alternative trade finance arrangements and long-term debt financing to the Company. Both financing activities required the Company to grant shares of common stock in addition to repayment terms. The long-term debt arrangement is described in Note 5 and the alterative trade finance arrangement is included in the discussion in Note 7. Regarding the alternative trade finance arrangement, this shareholder held $132,146 and $87,839 of the outstanding alternative trade finance arrangements at December 31, 2016 and 2015, respectively, and was issued 642,166 and 521,250 shares of common stock under this arrangement during the years ended December 31, 2016 and 2015, respectively.

Note 4. Web Domains

Web domain costs consisted of the following as of December 31, 2016 and 2015:

	2016	2015
Web domain costs	$ 83,161	$ 83,161
Web domain, at cost	83,161	83,161
Less: accumulated amortization	(51,842)	(48,632)
Web domain costs, net	$ 31,319	$ 34,529

For the years ended December 31, 2016 and 2015, the Company recognized amortization expense related to these costs of $3,210 and $5,544, respectively.

Note 5. Notes Payable

In February 2013, the Company and a related party (now-significant shareholder) entered into a ten-year promissory note for $257,363 at an effective interest rate of 5% per annum. The funds are collateralized by the Company's primary website, Rock.com. The note called for the issuance of 1,250,000 shares of Class B common stock and requires monthly interest payments of $1,072 through February 2018, at which point, repayment of principal will commence through maturity in February 2023. In May 2013, the Company procured an additional $26,000 in financing through an amendment at the same terms, with the exception that all interest is deferred until May 2018, when principal payments begin. Under the amendment, the Company issued an additional 52,091 shares of common stock at the issuance of the amendment in 2013.

The Rock.com Group, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2016 and 2015 and for the years then ended

As of each December 31, 2016 and 2015, outstanding principal on these notes totaled $283,363. During the years ended December 31, 2016 and 2015, the Company recognized $12,868 and $15,138 in interest expense related to these notes, respectively.

Note 6. Stockholders' Equity

The Company issues two classes of common stock: Class A Common Stock and Class B Common Stock. Class A Common Stock has a par value of $0.00001 and holds all voting privileges. As of December 31, 2016, 20,000,000 shares were authorized. Class B Common Stock carries a par value of $0.00001 and holds all rights, privileges and restrictions of Class A Common Stock except for voting powers. As of December 31, 2016, 40,000,000 shares were authorized.

On January 1, 2010, the Company's initial Class A Common Stock issuance consisted of the CEO's purchase of 8,500,000 shares for $98,694.

In October 2013, the Company issued 400,000 shares of Class B common stock to four private investors at $0.25 per share for total proceeds of $100,000. In November 2013, the Company issued 875,000 shares of Class B Common Stock to two additional private investors at $0.20 per share for total proceeds of $175,000.

As discussed in Note 5, during 2013 the Company issued 1,302,091 shares of Class B Common Stock to a related party in exchange for long-term financing arrangements. Also in November 2013, the Company issued 42,000 shares of Class B Common Stock to another party for services rendered.

On November 14, 2013, the Company issued 2,336,000 additional shares of Class A Common Stock to the CEO in exchange for $584,000. Further, on December 31, 2013, the CEO purchased an additional 428,724 shares of Class A Common Stock for $85,745.

On February 5, 2014, the CEO purchased 875,000 shares of Class A Common Stock for $175,000. On April 30, 2014, the CEO purchased an additional 500,000 shares of Class A Common Stock for $100,000.

On December 1, 2014, the Company issued 84,000 shares of Class B Common Stock representing $16,800 in stock-based compensation expense to a consultant for services rendered.

Throughout 2015, the Company issued 115,094 shares of Class B Common Stock to consultants in exchange for $23,019 of services rendered.

On December 31, 2015, the Company issued a total of 777,326 shares of Class B Common Stock pursuant to the purchase order funding program. $2,591 of interest expense was recognized related to these issuances.

During 2016, the Company issued 141,625 shares of Class B Common Stock to consultants for $28,325 of services rendered, resulting in $28,325 of compensation expense. The Company issued an additional 963,250 shares of Class B Common Stock under the PO loan funding program.

The Rock.com Group, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2016 and 2015 and for the years then ended

On April 19, 2017, an investor purchased 100,000 shares of the Company's Class B Common Stock for $20,000. In May 2017, the CEO purchased 100,000 Class A Common shares for $20,000.

As of each December 31, 2016 and 2015, 12,639,724 shares of Class A Common Stock were outstanding to the CEO. As of December 31, 2016 and 2015, 4,700,386 and 3,595,511 shares of Class B Common Stock were issued and outstanding, respectively.

Note 7. Trade Financing Arrangements

Beginning in 2015, the Company commenced a purchase order funding program to maximize available short-term capital. In exchange for repayment in full upon sale of the associated goods and issuance of Class B Common Stock with an estimated value equivalent to a 20% interest rate, funders offer the Company short-term capital to facilitate the Company's purchase of merchandise. During the years ended December 31, 2016 and 2015, the Company issued 963,250 and 777,326 shares, respectively, of Class B Common Stock under this program. As of December 31, 2016 and 2015, the Company owed $201,340 and $143,460 to participants, of which $132,146 and $87,839 were due to a related party, all respectively. Interest expense on these arrangements for the year ended December 31, 2016 and 2015 was $3,201 and $2,591 related to the estimated fair value of the stock issued based on an estimated equivalent interest rate of 20%.

During the years ended December 31, 2016 and 2015, one purchase order funder elected to re-invest $10,673 and $12,181, respectively, in funds for future purchase orders in the subsequent year. As of December 31, 2016 and 2015, cash balances restricted for purchase order funding was $10,673 and $12,181, respectively.

On September 9, 2016, the Company entered into an inventory financing arrangement with a third-party lender for $68,000. Terms of the agreement call for repayment of $84,320, payable in daily installments of $240 on each business day. In 2016, the Company recognized interest expense related to this financing arrangement of $3,477, representing an estimated effective annual interest rate of $20%. As of December 31, 2016, $53,511 was outstanding on this loan, of which $50,228 was payable during 2017 and $3,283 was classified as a long-term liability.

Note 8. Income Taxes

For the years ended December 31, 2016 and 2015, the Company did not record an income tax benefit because it has incurred taxable losses and has no history of generating taxable income, and therefore the Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. Therefore, the Company recorded a full valuation allowance against its deferred tax assets of $535,526 and $502,703 as of December 31, 2016 and 2015, respectively. As of December 31, 2016 and 2015, the Company has net operating loss carryforwards of $1,575,076 and $1,478,537, respectively, which will begin to expire in 2020. The Company estimates its deferred tax assets and liabilities using an effective tax rate of 34%.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Rock.com Group, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2016 and 2015 and for the years then ended

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Note 9. Going Concern

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has realized recurring net operating losses, which totaled $127,673 and $153,164 for the years ended December 31, 2016 and 2015, respectively, and has incurred an accumulated deficit of $1,677,006 and $1,549,333 as of December 31, 2016 and 2015, respectively. The Company's ability to continue as a going concern for the next twelve months from the issuance of these financial statements is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 10. Subsequent Events

On January 28, 2017, the Company entered into an inventory financing agreement with another third party for $39,000.

On April 19, 2017, an investor purchased 100,000 shares of the Company's Class B Common Stock for $20,000.

In April 2017, the Company discontinued its subdomain licensing services.

In May 2017, the CEO purchased 100,000 Class A Common shares for $20,000.

Management has evaluated subsequent events through June 1, 2017, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the consolidated financial statements.